Primary Business Name: INSTINET, LLC

BD Number: 7897

BD - AMENDMENT

01/26/2023

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
INSTINET INCORPORATED	DE	INSTINET HOLDINGS INCORPORATED	DIRECT OWNER	06/2006	E	Y	N	20-3880413
NOMURA HOLDING AMERICA INC.	DE	INSTINET INCORPORATED	DIRECT OWNER	04/2022	E	Y	N	13-3518229
NOMURA HOLDINGS, INC.	FE	NOMURA HOLDING AMERICA, INC.	DIRECT OWNER	04/2022	E	Y	N	FOREIGN

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